Exhibit 12.1

SPRINGLEAF FINANCE CORPORATION AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges

(dollars in millions)
Years Ended December 31,	2016	2015	2014	2013	2012

Earnings:
Income (loss) before provision for (benefit from) income taxes	$346	$159	$678	$(125)	$(301)
Interest expense	556	667	683	843	1,068
Implicit interest in rents	10	9	10	9	12
Total earnings	$912	$835	$1,371	$727	$779
Fixed charges:
Interest expense	$556	$667	$683	$843	$1,068
Implicit interest in rents	10	9	10	9	12
Total fixed charges	$566	$676	$693	$852	$1,080
Ratio of earnings to fixed charges	1.61	1.24	1.98	*	*

*	Earnings did not cover total fixed charges by $125 million in 2013 and $301 million in 2012.

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